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                             September 14, 2022

       W. Bryan Buckler
       Chief Financial Officer
       OGE Energy Corp.
       321 North Harvey
       P.O. Box 321
       Oklahoma City, Oklahoma 73101-0321

                                                        Re: OGE Energy Corp.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-12579

       Dear Mr. Buckler:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 Climate Analysis than you provided in your
SEC filings. Please advise us what consideration you gave to providing the same type
of climate-related disclosure in your SEC filings as you provided in your 2021 Climate
Analysis.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       27

   2. Revise your disclosure to identify any past and/or future capital expenditures for climate-
                                                        related projects.
Please provide quantitative information for each of the periods for which financial statements
are presented in your Form 10-K and for any future periods as part of your response.
 W. Bryan Buckler
OGE Energy Corp.
September 14, 2022
Page 2
3. To the extent material, discuss in greater detail the indirect consequences of climate-
      related regulation or business trends, such as decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.
4. We note your disclosure regarding the physical effects of climate change on your operations and results. If material, please revise your disclosure to include the following:
          quantification of material weather-related damages to your property or operations;
          potential for indirect weather-related impacts that have affected or may affect your major customers; and
          any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which
      financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
5. Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
6. Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameW. Bryan Buckler
                                                            Division of
Corporation Finance
Comapany NameOGE Energy Corp.
                                                            Office of Energy &
Transportation
September 14, 2022 Page 2
cc:       William Sultemeier
FirstName LastName